UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) Of The Securities Exchange Act Of 1934

RINKER GROUP LIMITED

ABN 53 003 433 118

(Name of Subject Company)

RINKER GROUP LIMITED

ABN 53 003 433 118

(Name of Person(s) Filing Statement)

Ordinary Shares
American Depositary Shares, each representing five Ordinary Shares

(Title of Class of Securities)

Ordinary Shares (ISIN: AU000000RIN3)
American Depositary Shares (CUSIP: 76687M101)

(CUSIP Number of Class of Securities)

Peter Abraham
General Counsel &Company Secretary, Rinker Group Limited
Level 8, Tower B, 799 Pacific Highway
Chatswood NSW 2067. Australia
+ 61 2 9412 6678

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

WITH COPIES TO:

Philip T. Ruegger III, Esq.
Alan M. Klein, Esq.

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017

☒                                  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On October 30, 2006, Rinker Group Limited (“Rinker”) received from Cemex S.A.B. de C.V. (“Cemex”) a copy of Cemex’s Preliminary Bidder’s Statement related to its unsolicited cash takeover offer for Rinker, a copy of which Cemex filed with the Securities and Exchange Commission on October 31, 2006.  Rinker lodged a copy of this Preliminary Bidder’s Statement with the Australian Stock Exchange on October 30, 2006.

Important legal information

IMPORTANT NOTICE

This communication has been made public by Rinker Group Limited (“Rinker”).  Investors are urged to read Rinker’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by Rinker with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement (if and when it becomes available), and other public filings made from time to time by Rinker with the SEC which are related to the proposed offer by Cemex S.A.B. de C.V. (“Cemex”) (if and when the offer is commenced), are available without charge at the SEC’s website at www.sec.gov and at Rinkner’s website at www.rinker.com.